January 28, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Susan Block, Attorney-Advisor

Re:	Malibu Boats, Inc.

Registration Statement on Form S-1, as amended

File No. 333-192862

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Raymond James & Associates, Inc. and Wells Fargo Securities, LLC, as the representatives of the several underwriters of the offering pursuant to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), hereby join in the request of Malibu Boats, Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:30 p.m. (Eastern time) on January 30, 2014 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement during the period of January 13, 2014 to January 28, 2014:

To Whom Distributed

Prospective underwriters, dealers, institutional investors and others

Number of copies

2,474

In connection with the preliminary prospectus distribution, we have been informed by the participating underwriters that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Raymond James & Associates, Inc.
Wells Fargo Securities, LLC
As representatives of the several underwriters

By:	Raymond James & Associates, Inc.

By	/s/ Kent Nelson
Authorized Officer

By:	Wells Fargo Securities, LLC

By	/s/ Lee Lam
Authorized Officer